February 2, 2012

VIA EDGAR (Correspondence Filing)

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Sir/Madam:

On behalf of the Northern Lights Variable Trust, a registered investment company (the “Trust”), we submit along with this letter, via electronic filing, a preliminary proxy statement on behalf of each the JNF Money Market Portfolio, JNF Balanced Portfolio, and JNF Equity Portfolio, a series of the Trust (each, a “JNF Fund” and together the “JNF Funds”).  The principal purpose of the meeting is to seek shareholder approval in connection with three proposals:

1.

Shareholders of each JNF Fund are being asked to approve a new investment advisory agreement by and among the Trust and JNF Advisors, Inc. ("JNF") with respect to the JNF Funds (the "Proposed Advisory Agreement") as the result of a "change in control" of the corporate parent of JNF.

2.

shareholders of each JNF Fund are being asked to approve an investment sub-advisory agreement.  More specifically, shareholders of the JNF Money Market Portfolio are being asked to approve a new investment sub-advisory agreement with Invesco Advisers, Inc.  Shareholders of each of the JNF Balanced Portfolio and the JNF Equity Portfolio are being asked to approve a new investment sub-advisory agreement with Chicago Equity Partners, LLC.

3.

Finally, shareholders of each JNF Fund also are being asked to approve the implementation of a “manager of managers” exemptive order previously obtained by the Trust and JNF (the "Order").

If you have any questions, please contact the undersigned at 202.973.2735.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis